                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 1
                                       to
                                 SCHEDULE 13E-3



                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                   ALLERGAN LIGAND RETINOID THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                       LIGAND PHARMACEUTICALS INCORPORATED
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                Callable Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 035 01849 P107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


William L. Respess, 9393 Towne Centre Drive, San Diego, CA 92121, (619) 535-3900
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


This statement is filed in connection with (check the appropriate box):

[ ]     a.      The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1],
                Regulation 14C [17 CFR 240.14c-1] or Rule 13e-3(c)
                [Section240.13e-3(c)] under the Securities Exchange Act of 1934.

[ ]     b.      The filing of a registration statement under the Securities Act of 1933.

[ ]     c.      A tender offer.


[X]     d.      None of the above. [Exercise of Stock Purchase Option]

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation*                      Amount of Filing Fee**

        $71,402,500.00                                   $14,280.50
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The Transaction Valuation is based upon the exercise price of the Stock Purchase Option (as defined below) of $71,402,500.00 for all issued and outstanding shares of Callable Common Stock of Allergan Ligand Retinoid Therapeutics, Inc.

** The amount of the Filing Fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the exercise price to be paid by Ligand Pharmaceuticals Incorporated pursuant to the Stock Purchase Option to acquire all of the issued and outstanding shares of Callable Common Stock.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

        Amount Previously Paid:_________________ Filing Party:__________________

        Form or Registration No.:_______________ Date Filed:____________________


INTRODUCTION

                This Rule 13e-3 Transaction Statement (the "Statement") relates to the exercise by Ligand Pharmaceuticals Incorporated, a Delaware corporation ("Ligand"), of the option (the "Stock Purchase Option") granted to it under the Amended and Restated Certificate of Incorporation (the "ALRT Certificate") of Allergan Ligand Retinoid Therapeutics, Inc., a Delaware corporation ("ALRT" or the "Issuer"), to purchase all of the issued and outstanding shares of Callable Common Stock, par value $0.001 per share, of ALRT (the "Transaction"). Notwithstanding the filing of this Statement, Ligand does not admit that the Transaction is subject to Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

        (a) ALRT is the issuer of the equity security which is the subject of the Transaction. The address of ALRT's principal executive offices is 2525 Dupont Drive, Irvine, California 92612.

        (b) The exact title of the equity security which is the subject of this filing is the Callable Common Stock, par value $0.001 per share, of ALRT (the "Callable Common Stock"). The number of shares of Callable Common Stock outstanding as of November 10, 1997, the most recent practicable date, was 3,250,000 shares. The approximate number of holders of record of the Callable Common Stock was approximately 1056 as of that date.

        (c) The principal market on which the Callable Common Stock is being traded is the Nasdaq National Market. From its issuance on June 3, 1995 until June 3, 1997, the Callable Common Stock was not traded separately, but was traded as part of units (the "Units"), each Unit consisting of one share of Callable Common Stock and two Warrants, each Warrant to purchase one share of Ligand Common Stock. The Units traded under the symbol "ALRIZ." The following chart sets forth the range of high and low sale prices for the Units on the Nasdaq National Market for each quarterly period from September 30, 1995 until November 14, 1997:

                         Period Ending                High            Low
                      -------------------             ----            ---
                      September 30, 1995              16 1/2         13 7/8
                      December 31, 1995               18             13 1/2
                      March 31, 1996                  22 1/2         17
                      June 30, 1996                   32             20 1/2
                      September 30, 1996              30             21 1/2
                      December 31, 1996               31             26 1/2
                      March 31, 1997                  35 3/4         28
                      April 1, 1997-June 3, 1997      31 1/2         26 1/2

                After June 3, 1997, the Callable Common Stock traded separately on the Nasdaq National Market under the symbol "ALRI". The following chart sets forth the range of high and low sales prices for the Callable Common Stock for each quarterly period since June 3, 1997:

                         Period Ending                          High             Low
                      -------------------                       ----             ---
                      June 4-June 30, 1997                      20              17 1/4
                      September 30, 1997                        23 1/2          17 5/8
                      December 31, 1997 (through Nov. 14)       22              19 1/2

        (d) To the best of Ligand's knowledge after making a reasonable inquiry, ALRT has not paid any dividends on the Callable Common Stock during the past two years. Section 4.4(c) of the ALRT Certificate provides that ALRT cannot declare or pay dividends to the holders of Callable Common Stock without the affirmative vote of the holders of a majority of the issued and outstanding shares of the Special Common Stock of ALRT.

        (e) All outstanding shares of the Callable Common Stock were initially issued on June 3 ,1995 in connection with a registered offering under the Securities Act of 1933 (the "Offering"). Upon completion of the Offering on June 3, 1995, 3,250,000 Units were issued at an offering price of $10.00 per Unit. The Offering raised net proceeds of $26.8 million for ALRT. Since the Offering, there has been no underwritten public offerings of the Callable Common Stock for cash registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

        (f)     None.

ITEM 2. IDENTITY AND BACKGROUND.

        LIGAND

                Ligand is the party filing this Statement. Ligand's principal executive offices are located at 9393 Towne Centre Drive, San Diego CA 92121, and its principal business is the discovery and development of small-molecule drugs which mimic or block the activities of various hormones and cytokines to regulate gene activity and the genetic processes affecting many diseases.

                During the last five years, Ligand has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

        LIGAND'S DIRECTORS AND EXECUTIVE OFFICERS

                DAVID E. ROBINSON
                9393 Towne Centre Drive
                San Diego, CA  92121

                Mr. Robinson has served as President and Chief Executive Officer and a Director of Ligand since 1991. Mr. Robinson has also served as Chairman of the Company since May 1996. Prior to joining Ligand, he was Chief Operating Officer at Erbamont, a pharmaceutical company. Prior to that, Mr. Robinson was President of Adria Laboratories, Erbamont's North American Subsidiary. He also was employed in various executive positions for more than 10 years by Abbott Laboratories, most recently as Regional Director of Abbott Europe. Mr. Robinson received his B.A. in political science and history from MacQuaire University and his M.B.A. from the University of South Wales, Australia. Mr. Robinson is a Director of the Cancer Center Foundation of the University of California at San Diego and the California Healthcare Institute (CHI), as well as Neurocrine Biosciences Inc. and several private health care companies.

                During the past five years, Mr. Robinson has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Mr. Robinson is a citizen of the United States.


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                HENRY F. BLISSENBACH
                13911 Ridgedale Drive
                Minnetonka, MN  55305

                Mr. Blissenbach has served as a Director since May 1995 and currently serves as a member of Ligand's Compensation Committee. Dr. Blissenbach joined Diversified Pharmaceutical Services, a subsidiary company of SmithKline Beecham, in August 1986 and served as President until March 1997. Dr. Blissenbach was recently named Chief Pharmacy Officer for SmithKline Beecham's Health Care Services. He earned his Doctor of Pharmacy (Pharm.D.) degree at the University of Minnesota, College of Pharmacy. He has held an academic appointment in the College of Pharmacy, University of Minnesota, since 1981. He has vast experience in managed health care, and has served in numerous advisory capacities with pharmaceutical manufacturers and managed care entities over the past many years. Dr. Blissenbach currently serves on the Board of Directors for Chronimed, Inc., and is a member of Ligand's Compensation Committee.

                During the past five years, Mr. Blissenbach has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Mr. Blissenbach is a citizen of the United States.

                ALEXANDER D. CROSS, PH.D.
                149 Common Wealth
                Menlo Park, CA  94025

                Dr. Cross has served as a Director of Ligand since March 1991 and currently serves as a member of Ligand's Audit Committee. Dr. Cross has been an independent consultant in the fields of pharmaceuticals and biotechnology since January 1986. Dr. Cross was President and Chief Executive Officer of Zoecon Corporation, a biotechnology company, from April 1983 to December 1985, and Executive Vice President and Chief Operating Officer from 1979 to 1983. Dr. Cross currently serves as Chairman of the Board of Directors and Chief Executive Officer for Cytopharm, Inc. He is a member of the Boards of Directors of Myelos Neurosciences and Failure Group, Inc.

                During the past five years, Dr. Cross has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Dr. Cross is a citizen of the United States.

                JOHN GROOM
                Lincoln House
                Lincoln Place
                Dublin 2 Ireland

                Mr. Groom has served as a Director since May 1995 and currently serves as a member of Ligand's Audit Committee and Compensation Committee. Mr. Groom has served as President and Chief Operating Officer of Elan Corporation, plc ("Elan") since January 1997, having previously served from July 1996 to January 1997 as Chief Operating Officer and a director on the Board of Directors of Elan. Previously, he was President, Chief Executive Officer, and a director on the Board of Directors of Athena Neurosciences, Inc. from 1987 until its acquisition by Elan in July 1996. From 1960 until 1985, Mr. Groom was employed by Smith Kline & French Laboratories (SK&F), the pharmaceutical division of the then SmithKline Beechman Corporation. He held a number of positions at SK&F including President of SK&F International, Vice President, Europe, and Managing Director, United Kingdom. Mr. Groom has also served as Chairman of the International Section of the Pharmaceutical Manufacturers Association. Mr. Groom also serves as a director on the Board of Directors of IDEC Pharmaceuticals Corporation and the California Healthcare Institute and is a public trustee on the Board of Trustees of the American Academy of Neurology Education and Research Foundation. Mr. Groom is Fellow of the Association of Certified Accountants (UK).

                During the past five years, Mr. Groom has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final


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        order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Mr. Groom is a citizen of the United States.

                IRVING S. JOHNSON, PH.D.
                Indian Point Road
                RR1, Box 35
                Stonington, ME  04681

                Dr. Johnson has served as a Director of Ligand since March 1989. Dr. Johnson is currently an independent consultant in biomedical research. From 1953 until his retirement in November 1988, Dr. Johnson held various positions with Eli Lilly & Company, a pharmaceutical company, including Vice President of Research from 1973 until 1988. He has published almost 90 scientific articles, contributed to over 30 books and has served on numerous editorial boards, society committees and advisory committees of the National Academy of Sciences and the National Institutes of Health including the Recombinant DNA Advisory Committee (RAC), and was the recipient of the First Annual Congressional Award in Science and Technology. Dr. Johnson is a member of the Board of Directors of Agouron Pharmaceuticals, Inc. and Allelix Biopharmaceuticals. He served on the Board of Directors of Glycomed, Inc. (1990 to 1991) until its merger with Ligand and on the Board of Directors of Athena Neurosciences (1989 to 1996) until its merger with Elan. He currently serves on the Scientific Advisory Boards of both Ligand and Elan.

                During the past five years, Dr. Johnson has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Mr. Johnson is a citizen of the United States.

                CARL C. PECK, M.D.
                3900 Reservoir Road NW
                Room NE 405
                Washington, DC 20007

                Dr. Peck has served as a Directors of Ligand since March 1997. Dr. Peck is currently Professor of Pharmacology and Medicine and Director of the Center for Drug Development Science at Georgetown University Medical Center. Dr. Peck was Boerhaave Professor of Clinical Drug Research at Leiden University from November 1993 to July 1995. From October 1987 to November 1993, Dr. Peck was Director, Center for Drug Evaluation and Research of the Food and Drug Administration. He has held many academic positions prior to October 1987, including Professor of Medicine and Pharmacology, Uniformed Services University, from 1982 to October 1987. He is author of more than 100 original research papers, chapters and books with regard to his area of expertise.

                During the past five years, Dr. Peck has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Dr. Peck is a citizen of the United States.

                LLOYD E. FLANDERS, PH.D.
                9393 Towne Centre Drive
                San Diego, CA  92121

                Dr. Flanders joined Ligand in September 1992 as Vice President, R&D Planning, Administration, Project Management, became Vice President, Pre-Clinical Development and R&D Administration in August 1993 and became Senior Vice President, Pre-Clinical Development and R&D Project Management in March 1995. Prior to joining Ligand, Dr. Flanders was Vice President, New Product Development--Cardiovascular Projects at Parke-Davis Research Division of the Warner-Lambert Company where he also previously served as Director, Research Planning and Administrative Services. From 1971 to 1985, he served in various positions with G.D. Searle and Company, including Director, Department of Project Management. Dr. Flanders received a Ph.D. in comparative biochemistry and biophysics from University of California, Davis, an M.B.A. from Lake Forest College and a B.S. in biology from DePauw University.

                During the past five years, Dr. Flanders has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Dr. Flanders is a citizen of the United States.

                WILLIAM L. RESPESS, PH.D., J.D.
                9393 Towne Centre Drive
                San Diego, CA  92121

                Dr. Respess joined Ligand in December 1988 as Vice President and General Counsel, became Senior Vice President and General Counsel in August 1993 and assumed responsibility for Government Affairs in March 1995. Prior to joining Ligand, Dr. Respess was Vice President and General Counsel at Gen-Probe, Inc., a biotechnology company, from 1987 to 1988. From 1983 to 1986, he served as Vice President and General Counsel at Hybritech, Inc., a biotechnology company. From 1974 to 1983, he was an attorney with the patent law firm of Lyon & Lyon of Los Angeles, serving as Partner from 1980 to 1983. Dr. Respess received a J.D. from George Washington University, a Ph.D. in organic chemistry from the Massachusetts Institute of Technology and a B.S. in chemistry from the Virginia Military Institute.

                During the past five years, Dr. Respess has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Dr. Respess is a citizen of the United States.

                STEVEN D. REICH, M.D.
                9393 Towne Centre Drive
                San Diego, CA  92121

                Dr. Reich joined Ligand in December 1995 as the Senior Vice President, Clinical Research. Prior to joining Ligand, Dr. Reich was at the clinical contract research organization PAREXEL International Corporation, from 1987 to 1995, where he served as Senior Vice President, Medical Affairs responsible for worldwide medical and clinical affairs services including clinical trials management, medical consulting and medical writing. From 1986 to 1987, Dr. Reich served as worldwide Medical Research Director of Biogen, Inc. ("Biogen"), and held various positions at Biogen from 1983 to 1986. Earlier in his career Dr. Reich served as Associate Director of Clinical Cancer Research for Bristol Laboratories (1978-1979). He is a Board certified Medical Oncologist and has held academic positions as a clinical pharmacologist at Northwestern University, SUNY-Upstate Medical School, and University of Massachusetts Medical Center. Dr. Reich received an M.D. from the New Jersey College of Medicine and an A.B. from Princeton University.

                During the past five years, Dr. Reich has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Dr. Reich is a citizen of the United States.

                PAUL V. MAIER
                9393 Towne Centre Drive
                San Diego, CA  92121

                Mr. Maier joined Ligand in October 1992 as Vice President and Chief Financial Officer and became Senior Vice President and Chief Financial Officer in November 1996. Prior to joining Ligand, Mr. Maier served as Vice President, Finance at DFS West, a division of DFS Group, L.P., a private multinational retailer. From February 1990 to October 1990, Mr. Maier served as Vice President and Treasurer of ICN Pharmaceuticals, Inc. Mr. Maier held various positions in finance and administration at SPI Pharmaceuticals, Inc., a publicly held subsidiary of ICN Pharmaceuticals Group, from 1984 to 1988, including Vice President, Finance from February 1984 to February 1987. Mr. Maier received an M.B.A. from Harvard Graduate School of Business and a B.S. from Pennsylvania State University.

                During the past five years, Mr. Maier has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Mr. Maier is a citizen of the United States.

                ANDRES NEGRO-VILAR, M.D., PH.D.
                9393 Towne Centre Drive
                San Diego, CA  92121

                Dr. Negro-Vilar joined Ligand in September 1996 as Senior Vice President, Research, and Chief Scientific Officer. Prior to joining Ligand, Dr. Negro-Vilar was Vice President of Research and Head of the Women's Health Research Institute for Wyeth-Ayerst Laboratories, a division of American Home Products, from 1993 to 1996. From 1983 to 1993, Dr. Negro-Vilar served at the National Institute of Environmental Health Sciences of the National Institutes of Health as the Director of Clinical Programs and Chief of the Laboratory of Molecular and Integrative Neurosciences. Dr. Negro-Vilar received a Ph.D. in physiology from the University of Sao Paulo, Brazil, an M.D. from the University of Buenos Aires, Argentina, and a B.S. in science from Belgrano College.

                During the past five years, Dr. Negro-Vilar has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Dr. Negro-Vilar is a citizen of the United States.

                WILLIAM A. PETTIT
                9393 Towne Centre Drive
                San Diego, CA  92121

                Mr. Pettit joined Ligand in November 1996 as Senior Vice President, Human Resources and Administration. Prior to joining Ligand, Mr. Pettit was Senior Vice President, Human Resources at Pharmacia and Upjohn, Inc. where he was employed from 1986 to 1996. From 1984 to 1986, Mr. Pettit served as Corporate Director, Human Resources at Browning Ferris Industries. From 1975 to 1984, Mr. Pettit served in various positions at Bristol-Myers Company (now Bristol-Myers Squibb Company) including Director, Human Resources. Mr. Pettit received a B.A. in English from Amherst College.

                During the past five years, Dr. Negro-Vilar has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Dr. Negro-Vilar is a citizen of the United States.

                RUSSELL L. ALLEN
                9393 Towne Centre Drive
                San Diego, CA  92121

                Mr. Allen joined Ligand in February 1997 as Vice President, Corporate Development and Strategic Planning. Prior to joining Ligand, Mr. Allen was General Manager, Central America, Sanofi Winthrop Inc. and previously served as Vice President, Business Development Strategic Analysis at Sterling Winthrop Inc. where he was employed from 1985 to 1996. From 1980 to 1985, Mr. Allen served in various positions at Bristol-Myers Company (now Bristol-Myers Squibb Company) and from 1973 to 1980, held various positions at Procter & Gamble. Mr. Allen received an M.B.A. from Harvard Graduate School of Business and a B.A. from Amherst College.

                During the past five years, Mr. Allen has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Mr. Allen is a citizen of the United States.

                SUSAN E. ATKINS
                9393 Towne Centre Drive
                San Diego, CA  92121

                Ms. Atkins joined Ligand in June 1993 as Vice President, Investor Relations and Corporate Communications. Prior to joining Ligand, Ms. Atkins served as Vice President of Public Affairs at Rorer Group Inc. (now Rhone-Poulenc Rorer), an international pharmaceutical firm from 1986 to 1988. From 1985 to 1986, Ms. Atkins served as Director of Corporate Communications at Genentech, Inc. ("Genentech"). Ms. Atkins received an M.B.A. from Pepperdine University and received both an M.A. in mass communications and B.A. in journalism from the University of Oklahoma.

                During the past five years, Ms. Atkins has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Ms. Atkins is a citizen of the United States.

                GEORGE M. GILL, M.D.
                9393 Towne Centre Drive
                San Diego, CA  92121

                Dr. Gill joined Ligand in September 1992 as Vice President, Clinical Research and became Vice President, Medical Affairs in January 1996. Prior to joining Ligand, Dr. Gill was Senior Director, Clinical Research at ICI Pharmaceutical Research and Development where he also served as Director of Clinical Research, Clinical and Medical Affairs from 1990 to 1992. From 1984 to 1990, Dr. Gill served in various positions at Bristol-Myers Company (now Bristol-Myers Squibb Company), including Vice President, Worldwide Regulatory Affairs. Dr. Gill received an M.D. from the University of Pennsylvania and a B.S. in chemistry from Dickinson College and is board certified in pediatrics.

                During the past five years, Dr. Gill has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Dr. Gill is a citizen of the United States.

                HOWARD T. HOLDEN, PH.D.
                9393 Towne Centre Drive
                San Diego, CA  92121

                Dr. Holden joined Ligand in September 1992 as Vice President, Regulatory Affairs and Compliance. Prior to joining Ligand, Dr. Holden was Senior Director, Worldwide Regulatory Affairs at Parke-Davis Pharmaceutical Research Division of the Warner-Lambert Company. From 1986 to 1988, Dr. Holden served as Director, Regulatory Affairs and Compliance at Centocor Inc., a pharmaceutical company. Dr. Holden received a Ph.D. in microbiology from the University of Miami and a B.A. in zoology from Drew University.

                During the past five years, Dr. Holden has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws. Dr. Holden is a citizen of the United States.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a)(1) The nature and approximate amount of any transactions occurring between Ligand and ALRT since the commencement of ALRT's second full fiscal year proceeding the date of this Statement are as follows:

                (i) Technology License Agreement. In connection with the Offering, ALRT, Ligand and Allergan, Inc. ("Allergan") entered into a Technology License Agreement under which
                        (i) Allergan granted ALRT a worldwide, exclusive (even as to Allergan) right and license, terminable only as set forth therein, to use the Core Technologies (as defined therein) developed by Allergan in research, development and commercialization of the Products (as defined therein) and (ii) Ligand granted ALRT a worldwide, exclusive (even as to Ligand) right and license, terminable only as set forth therein, to use the Core Technologies developed by Ligand in research, development and commercialization of the Products. ALRT then granted to Allergan and Ligand the licenses required by them to perform their duties under the Development Agreement and the Commercialization Agreement. In addition, ALRT granted to Allergan and Ligand a nonexclusive, royalty-free irrevocable license (including the right to sublicense) to allow Allergan and Ligand to perform the Permitted Activities (as defined therein). No amounts have been paid by either Ligand or ALRT to the other pursuant to the Technology License Agreement.

                (ii) Development Agreement. ALRT, Ligand and Allergan also entered into the Development Agreement under which Ligand and Allergan agreed to perform research and development for ALRT on retinoid compounds and products in accordance with annual budgets and development plans jointly proposed by Ligand and Allergan. As of June 30, 1997, ALRT has paid approximately $44,064,000 to Ligand pursuant to the Development Agreement.

                (iii) Commercialization Agreement. ALRT, Ligand and Allergan also entered into a Commercialization Agreement which provides for the marketing, manufacture and sale by Ligand and/or Allergan of the Products developed under the Development Agreement which have received regulatory approval for commercial sale. No payments have been made by ALRT to Ligand pursuant to the Commercialization Agreement.

                (iv) Services Agreement. ALRT also entered into a Services Agreement with Ligand and Allergan under which Ligand and Allergan agreed to provide management and administrative services to ALRT at 110% of direct and indirect costs for any such services performed internally by Ligand and Allergan, and on a cost reimbursement basis for services performed by third parties for Ligand and Allergan on ALRT's behalf. Such costs include all expenses incurred by Ligand and Allergan in connection with the Offering. As of June 30, 1997, ALRT has paid approximately $164,000 to Ligand pursuant to the Services Agreement.

                (v) Panretin (ALRT1057) Purchase Option. ALRT, Ligand and Allergan also entered into the Panretin (ALRT1057) Purchase Option Agreement pursuant to which ALRT granted Ligand and Allergan an option to acquire the Panretin (ALRT1057) Program Assets (as defined therein). Ligand has not exercised this option.

                (vi) Administrative Agreement. ALRT, Ligand and Allergan also entered into an Administrative Agreement, under which ALRT, at the written request of the party exercising the Stock Purchase Option (the "Exercising Party") for the purpose of enabling the Exercising Party to effect its rights under the Stock

                        Purchase Option or fulfill its obligations under the Administrative Agreement, will prepare and deliver a complete list of record holders of ALRT Common Stock. The Exercising Party is required to give written notice of its exercise of the Stock Purchase Option to the other party and to ALRT and, upon the closing date for the purchase of all of the shares of ALRT Common Stock, ALRT is entitled to treat the Exercising Party as the sole holder of all of such shares of ALRT Common Stock. No payments by any party have been made pursuant to the Administrative Agreement.

                (vii) Asset Purchase Agreement. ALRT, Ligand and Allergan also entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") whereby, if Ligand exercises the Stock Purchase Option, Allergan has the right to acquire certain assets from ALRT (the "Asset Purchase Option"). On September 24, 1997, Ligand and Allergan announced that they had exercised their respective option to purchase the Callable Common Stock and certain assets of ALRT. Ligand's notice of exercise of the Stock Purchase Option included stock purchase option exercise price of $21.97 per share of outstanding Callable Common Stock, the original exercise price designated for the exercise of the Stock Purchase Option at any time prior to June 3, 1998. Allergan's notice of exercise of its Asset Purchase Option included an aggregate asset purchase price of $8.9 million (the "Asset Purchase Option Exercise Price"), the original exercise price designated for the exercise of the Asset Purchase Option at any time prior to June 3, 1998 under the governing Asset Purchase Agreement. The Asset Purchase Option Exercise Price will be paid in cash to ALRT concurrently with the payment to holders of ALRT Callable Common Stock of the Stock Purchase Option Exercise Price and may be used to pay a portion of such Stock Purchase Option Exercise Price.

                             Ligand and Allergan also agreed to restructure the
                        terms and conditions relating to research, development, commercialization and sublicense rights for the ALRT compounds in the period following the closing of the exercise of Ligand's Stock Purchase Option and Allergan's Asset Purchase Option. Prior to the restructuring and following the exercise of the Stock Purchase Option and Asset Purchase Option, Ligand and Allergan would have had equal, co-exclusive development, commercialization and sublicense rights in the compounds and assets developed by ALRT and a 50% interest in ALRT's liabilities. Under the restructured arrangement, however, Ligand will receive exclusive, worldwide development, commercialization and sublicense rights to Oral and Topical Panretin (ALRT1057) (currently in pivotal Phase III clinical trials), ALRT1550 (currently in Phase I/IIa clinical trials for oncology applications) and ALRT268 and ALRT324 (two advanced preclinical Retinoid X Receptor ("RXR") selective compounds); Allergan will receive exclusive, worldwide development, commercialization and sublicense rights to ALRT4310, a Retinoic Acid Receptor ("RAR") antagonist being developed for topical application against mucocutaneous toxicity associated with currently marketed retinoids as well as for psoriasis. Allergan will also receive ALRT326 and ALRT4204 (two advanced preclinical RXR selective compounds). In addition, Ligand and Allergan have participated in a lottery for each of the approximately 2,000 retinoid compounds existing in the ALRT compound library as of the closing date (the "Lottery"), with each party to acquire exclusive, worldwide development, commercialization and sublicense rights to the compounds which they select. Ligand and Allergan will each pay the other a royalty based on net sales of products developed from (i) the compounds selected by each in the Lottery and (ii) the other ALRT compounds to which each acquires exclusive rights. Ligand will also pay to Allergan a royalty based on Ligand's net sales of Targretin for uses other than oncology and dermatology indications; in the event that Ligand licenses commercialization rights to Targretin to a third party, Ligand will pay to Allergan a percentage of royalties payable to Ligand with respect to sales of Targretin other than in oncology and dermatology indications. Under the restructured arrangement, on the closing of the exercise of the Stock Purchase Option and the Asset Purchase Option, Ligand will pay to Allergan a non-refundable cash payment in the amount of $4.5 million.


        (a)(2)  None.

        (b)     None.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)     The material terms of the Transaction are as follows:

                        This Statement relates to Ligand's exercise of the Stock
                Purchase Option granted to it under the ALRT Certificate to purchase all of the outstanding shares of Callable Common Stock. ALRT is an off balance sheet entity formed by Ligand and Allergan to discover, develop and commercialize pharmaceutical products based on retinoids.

                        In May 1995, ALRT and Ligand commenced a registered
                offering under the Securities Act of 1933 (the "Offering"), which was completed on June 3, 1995, of 3,250,000 units (the "Units"). Each Unit consisted of one share of Callable Common Stock and two Warrants (the "Warrants"), each such Warrant exercisable for one share of Ligand Common Stock. The Units that were issued in connection with the Offering traded on the Nasdaq National Market until June 3, 1997, at which time the Callable Common Stock and the Warrants were separately listed on the Nasdaq National Market.

                        The Offering raised net proceeds for ALRT of $26.8
                million. At the completion of the Offering, Ligand contributed $17.5 million in cash and the Warrants in exchange for (i) the Stock Purchase Option and (ii) a right to acquire all rights to the Panretin(TM)(ALRT1057) product currently under development by ALRT. At the same time, Allergan contributed $50.0 million in cash to ALRT in exchange for (i) the right to acquire one-half of all of ALRT's technologies and other assets in the event Ligand exercises the Stock Purchase Option, (ii) an option, similar to the Stock Purchase Option to acquire all of the Callable Common Stock if Ligand decides not to exercise the Stock Purchase Option and (iii) a right similar to Ligand's to acquire all rights to the Panretin(TM)(ALRT1057) product under development by ALRT.

                        Ligand exercised the Stock Purchase Option granted to it
                under the ALRT Certificate on September 24, 1997 by providing written notice of its exercise (the "Stock Purchase Option Exercise Notice") to ALRT, the holders of the outstanding shares of Special Common Stock of ALRT and the holders of outstanding shares of Callable Common Stock. The exercise price of the Stock Purchase Option is

                $21.97 per share of outstanding Callable Common Stock, for an aggregate exercise price of $71,402,500.00 (the "Stock Purchase Option Exercise Price"). The Stock Purchase Option Exercise Price was based on Section 5.2 of the ALRT Certificate which provides that if the Stock Purchase Option is exercised on or before June 3, 1998, the exercise price is $21.97 per share of Callable Common Stock, and if it is exercised thereafter, the exercise price increases over time in accordance with a schedule set forth in such Section. The Stock Purchase Option Exercise Notice specifies that 35 percent of the Stock Purchase Option Exercise Price shall be paid in cash and the remaining 65 percent of the Stock Purchase Option Exercise Price shall be paid in shares of Ligand Common Stock. The Stock Purchase Option Exercise Notice also specifies that notwithstanding the foregoing and in accordance with the terms of Article V of the ALRT Certificate, Ligand reserves a right at any time prior to the closing of the Stock Purchase Option, to make payment of a greater amount of the Stock Purchase Option Exercise Price in cash than set forth in the Stock Purchase Option Exercise Notice. Should Ligand exercise the latter right, it would notify stockholders by issuing a press release. The shares of Ligand Common Stock will be valued based on the average of the closing prices for such stock for the 20 trading days immediately preceding the day prior to the Stock Purchase Option Closing Date. The date on which all of the issued and outstanding shares of Callable Common Stock will be purchased (the "Stock Purchase Option Closing Date") is set for November 3, 1997, or such later date as the registration statement filed by Ligand conveying the issuance of the shares of Ligand Common Stock to be issued in partial consideration of the Stock Purchase Option is declared effective.

                        In accordance with the terms of the ALRT Certificate,
                the holders of the Callable Common Stock are obligated to sell such shares to Ligand. These stockholders have absolutely no investment discretion in connection with Ligand's purchase of such outstanding shares of Callable Common Stock. Title to the Callable Common Stock will automatically vest in Ligand on the Stock Purchase Option Closing Date. The holders of the Callable Common Stock may obtain payment of their pro rata portion of the Stock Purchase Option Exercise Price from ChaseMellon Shareholder Services, L.L.C. (the "Payment Agent") on or within 5 days after the Stock Purchase Option Closing Date upon surrender of their certificates representing their shares of the Callable Common Stock. Upon receipt of certificates from the holders of the Callable Common Stock, the Payment Agent shall pay such holders by mail to their respective addresses set forth in ALRT's records or at the addresses otherwise provided by such record holders or, if no such addresses are set forth in ALRT's records or not otherwise provided, to such record holders at the address of ALRT.

        (b)     Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                Following Ligand's purchase of all of the outstanding Callable Common Stock, ALRT will be a wholly-owned subsidiary of Ligand. Ligand anticipates de-listing ALRT from the Nasdaq National Market and suspending its reporting requirements with the Securities and Exchange Commission by filing a Form 15. Ligand also intends to replace ALRT's officers and Board of Directors with Ligand employees.


                Ligand and Allergan also agreed to restructure the terms and conditions relating to research, development, commercialization and sublicense rights for the ALRT compounds in the period following the closing of the exercise of Ligand's Stock Purchase Option and Allergen's Asset Purchase Option. Prior to the restructuring and following the exercise of the Stock Purchase Option and Asset Purchase Option, Ligand and Allergan would have had equal, co-exclusive development, commercialization and sublicense rights in the compounds and assets developed by ALRT and a 50% interest in ALRT's liabilities. Under the restructured arrangement, however, Ligand will receive exclusive, worldwide development, commercialization and sublicense rights to Oral and Topical Panretin (ALRT1057) (currently in pivotal Phase III clinical trials), ALRT1550 (currently in Phase I/IIa clinical trials for oncology applications) and ALRT268 and ALRT324 (two advanced preclinical RXR selective compounds); Allergan will receive exclusive, worldwide development, commercialization and sublicense rights to ALRT4310, an RAR antagonist being developed for topical application against mucocutaneous toxicity associated with currently marketed retinoids as well as for psoriasis. Allergan will also receive ALRT326 and ALRT4204 (two advanced preclinical RXR selective compounds). In addition, Ligand and Allergan have participated in the Lottery for each of the approximately 2,000 retinoid compounds existing in the ALRT compound library as of the closing date, with each party to acquire exclusive, worldwide development, commercialization and sublicense rights to the compounds which they select. Ligand and Allergan will each pay the other a royalty based on net sales of products developed from (i) the compounds selected by each in the Lottery and (ii) the other ALRT compounds to which each acquires exclusive rights. Following commercialization of Targretin, Ligand will also pay to Allergan a royalty based on Ligand's net sales of Targretin for uses other than oncology and dermatology indications; in the event that Ligand licenses commercialization rights to Targretin to a third party, Ligand will pay to Allergan a percentage of royalties payable to Ligand with respect to sales of Targretin other than in oncology and dermatology indications. Under the restructured arrangement, on the closing of the exercise of the Stock Purchase Option and the Asset Purchase Option, Ligand will pay to Allergan a non-refundable cash payment in the amount of $4.5 million.


ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The total consideration for the purchase by Ligand of all of the issued and outstanding Callable Common Stock is $71,402,500.00. The source of this consideration will be shares of Ligand Common Stock (65%) and cash payments (35%) from Ligand. The Company may use the Asset Purchase Option Exercise Price to pay a portion of the cash payments. The outstanding portions of such cash payment shall be made with the Company's existing cash and cash equivalents.

        (b) The following is an itemized statement of the expenses which are expected to be incurred by Ligand in connection with the
                Transaction:

                      Filing Fees:           $30,000.00

                      Legal Fees:           $100,000.00

                      Accounting Fees:       $25,000.00

                      Printing Costs:        $30,000.00

                      Miscellaneous:         $35,000.00

                             Total:         $220,000.00

                ALRT will not be responsible for paying any of such expenses associated with the Transaction.

        (c)     Not applicable.

        (d)     Not applicable.


ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        (a) The purpose of the Transaction is to acquire the rights to all products and product candidates developed or under development by ALRT pursuant to the Development Agreement dated June 3, 1995 between Ligand, ALRT and Allergan. Concurrently with the closing of the Transaction, Allergan will acquire rights to certain assets of ALRT. Ligand believes that it is in the best interests of Ligand and Ligand's stockholders to exercise the Stock Purchase Option at this time. Ligand believed that based upon ALRT's accelerated product development and spending rate and pursuant to the terms of the ALRT Certificate, the Stock Purchase Option would have been triggered by late 1997 to early 1998. Thus, rather than having the option triggered automatically, Ligand believed that it was in the best interest of its stockholders to exercise the Stock Purchase Option and restructure the utilization of the ALRT assets so that Ligand could focus upon and accelerate its research, development and commercialization efforts on specific ALRT asset and compounds.

        (b) As Ligand is exercising certain previously granted rights, no other options were considered. ALRT's Board of Directors had previously approved a research and development plan for the year ending December 31, 1997 which represented an acceleration in spending on ALRT's retinoid programs. ALRT had previously announced that it anticipated the acceleration in spending could result in the use of substantially all of the funds available for research and development remaining in ALRT in late 1997 or early 1998. Such an acceleration in spending would have resulted in the triggering of the Stock Purchase Option under the terms of the ALRT Certificate in late 1997 or early 1998.

                Ligand and Allergan together were granted an option (the "ALRT1057 Option") to acquire all of ALRT's right, title and interest in the ALRT assets related to Panretin (ALRT1057) (the "ALRT1057 Assets"). The ALRT1057 Option was exercisable from June 3, 1997 through the earlier of June 3, 2000 or 90 days following receipt of regulatory approval in certain major markets. Before June 3, 1998, the exercise price for the ALRT1057 Option was $21.4 million (the "ALRT1057 Purchase Price"). In order to exercise the ALRT1057 Option, both Allergan and Ligand would have had to decide it was in the best interest of their respective stockholders to exercise the ALRT1057 Option. Ligand determined such an exercise would not be in its stockholders best interests since the ALRT1057 Purchase Price could not have been used by ALRT to further develop any other ALRT compounds. The Stock Purchase Option would be triggered in late 1997 or early 1998 regardless of the exercise of the ALRT1057 Option.

        (c) The Transaction is structured pursuant to the terms of the previously granted Stock Purchase Option as set forth in the ALRT Certificate. This Transaction is being undertaken at this time because based on the current levels of product development expenditures, ALRT has announced that it could use substantially all of the funds available for research and development in late 1997 or early 1998, which would require Ligand to exercise the Stock Purchase Option within a certain period of time or provide operating funds to ALRT, or Ligand would lose rights to products being developed by ALRT. Pursuant to the terms of the ALRT Certificate, unless Ligand exercised its rights under the Stock Purchase Option, Ligand would lose all rights to all ALRT compounds and other assets. Allergan would then have the ability to acquire an exclusive interest in such compounds and other assets by exercising the Stock Purchase Option. Upon exercise of the Stock Purchase Option by Allergan, the Development Agreement would terminate, and Ligand would have no further rights to ALRT products and product candidates under such agreement.

        (d) The Transaction will cause ALRT to become a wholly-owned subsidiary of Ligand. ALRT will be de-listed from the Nasdaq National Market and will have its public reporting obligations suspended. The federal tax consequences to ALRT are that utilization of ALRT's losses and other tax carryovers may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code").

                Following the Transaction, Ligand will own 100% of the Callable Common Stock. As a result, Ligand will indirectly own all of the assets of ALRT. Accordingly, Ligand will report 100% of the net book value and net earnings of ALRT. There will be no significant federal tax consequences to Ligand as a result of the exercise of the Stock Purchase Option. Concurrently with the closing of the Transaction, Allergan will acquire an undivided one-half interest in the assets of ALRT.

                Under the Transaction, the holders of Callable Common Stock will be required to dispose of all their outstanding shares of Callable Common Stock for consideration equal to each holder's pro rata share of the Stock Purchase Option Exercise Price identified in Item 4(a) above.

                The following is a discussion of the U.S. federal income tax consequences to the holders of Callable Common Stock resulting from the exercise of the Stock Purchase Option by Ligand and the issuance of shares of Ligand Common Stock and cash for the shares of Callable Common Stock pursuant to the Stock Purchase Option. This discussion does not deal with all aspects of federal taxation that may be relevant to a particular holder of Callable Common Stock, or to certain types of holders (including, for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the U.S. federal income tax laws. This discussion also does not deal with the effects of state, local or foreign income taxation. The statements in this discussion are based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary, and currently proposed Treasury regulations, existing administrative interpretations and judicial decisions. Future legislative, judicial, or administrative changes could significantly change such authorities either prospectively or retroactively. Neither Ligand nor ALRT has requested a ruling from the Internal Revenue Service (the "Service") in connection with the Transaction.

                IN VIEW OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, HOLDERS OF CALLABLE COMMON STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTION, INCLUDING THE APPLICABILITY OF UNITED

                STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

                Holders of Callable Common Stock will recognize a capital gain or loss due to the Transaction equal to the difference between
                (a) the amount realized on the Transaction, which will generally be equal to the value of the Ligand Common Stock plus any cash received and (b) their basis in the Callable Common Stock surrendered.

                The gain or loss recognized should be mid-term if the Callable Common Stock has been held for more than one year at the time of the Transaction and long-term if the Callable Common Stock has been held for more than 18 months at the time of the Transaction. The Internal Revenue Service ("IRS") may assert, however, that the holding period of the Callable Common Stock does not begin until such date as the Stock Purchase Option is exercised and that capital gain or loss upon exercise of the Stock Purchase Option is therefore short-term. Limitations may apply to deduction of capital loss.

                To the extent that holders of Callable Common Stock have not provided appropriate taxpayer identification numbers on IRS Form W-9 or a substitute therefore, such stockholders may be subject to backup withholding by Ligand.

ITEM 8. FAIRNESS OF THE TRANSACTION.

        (a) Ligand reasonably believes that the Transaction, including the Company's right to allocate payment of the Stock Purchase Option Exercise Price between cash and Ligand Common Stock, is fair to the holders of the Callable Common Stock. Ligand chose to allocate payment of the exercise price between cash and Ligand Common Stock so that it could make payment based upon a balancing of its capital needs at the time of exercise against certain other factors, such as dilution or other impact of any shares of Ligand Common Stock to be issued by Ligand as payment of the Stock Purchase Option Exercise Price. None of Ligand's directors dissented to the Transaction. William C. Shepherd, who was at the time a director of Ligand and a director and executive officer of Allergan, abstained from voting on the Transaction.

        (b) The material factors upon which Ligand bases its belief stated in Item 8(a) are as follows:

                (1) Ligand's Stock Purchase Option, including the Company's right to allocate payment of the Stock Purchase Option Exercise Price between cash and Ligand Common Stock, was disclosed to the holders of Callable Common Stock at the time the Callable Common Stock was offered to the public pursuant to the registered Offering, and was described in the prospectus distributed in connection with the Offering. Ligand's Stock Purchase Option, including the Company's right to allocate payment of the Stock Purchase Option Exercise Price between cash and Ligand Common Stock, also was set forth in the ALRT Certificate which was publicly filed both with the Delaware Secretary of State and the Commission prior to the distribution of the Callable Common Stock. Further, pursuant to the ALRT Certificate, the stock certificates for the Callable Common Stock were legended to provide notice to the holders thereof of the Stock Purchase Option. Holders of the Callable Common Stock have also been advised of the Stock Purchase Option in each Form 10-K and Form 10-Q filed since the Offering. As a result, every holder of Callable Common Stock received substantial notice as to the terms of the Stock Purchase Option, including the Company's right to allocate payment of the Stock Purchase Option Exercise Price between cash and Ligand Common Stock, both prior to making any investment decision with respect to the Callable Common Stock and subsequently.

                (2) The ALRT Certificate sets forth the terms of the Stock Purchase Option. Ligand's exercise of the Stock Purchase Option is consistent with the terms set forth in the ALRT Certificate.

                (3) In accordance with the ALRT Certificate, all holders of Callable Common Stock, regardless of whether affiliated or not, will receive the same consideration and method of payment per share of Callable Common Stock from Ligand.

                (4) Under the terms of the ALRT Certificate, the holders of the outstanding shares of Callable Common Stock are obligated to deliver their shares to Ligand once Ligand notifies such holders of its intention to exercise the Stock Purchase Option and complies with the procedural requirements set forth in the ALRT Certificate.

        (c) The ALRT Certificate does not require any approval of the stockholders of ALRT for the exercise by Ligand of the Stock Purchase Option.

        (d) After making reasonable inquiry, Ligand believes that the directors of ALRT have not retained an unaffiliated representative to act solely on behalf of any unaffiliated holder of Callable Common Stock.

        (e) Under the ALRT Certificate, no action is required by either ALRT's directors or the holders of the Callable Common Stock to effect the Stock Purchase Option.

        (f)     Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

        (a) Neither Ligand nor, to the best of Ligand's knowledge after reasonable inquiry of management of ALRT, ALRT, has received any report, opinion (other than opinion of counsel) or appraisal from an outside party which is materially related to the Transaction.

        (b)     Not applicable.

        (c)     Not applicable.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of September 22, 1997, no shares of Callable Common Stock were beneficially owned by Ligand, by any pension, profit sharing or similar plan of Ligand, by any executive officer or director of Ligand, or by any associate or majority owned subsidiary of Ligand or, to Ligand's knowledge after reasonable inquiry of management of ALRT, by ALRT, by any pension, profit sharing or similar plan of ALRT, by any executive officer or director of ALRT or by any associate or majority owned subsidiary of ALRT, except as set out in the following table:

     Name of Holder                    Position                Number of Shares Owned      Percentage Ownership(1)
     --------------                    --------                ----------------------      -----------------------

Alexander D. Cross         Director of Ligand                           746                           *

Irving S. Johnson          Director of Ligand                            10                           *

David E. Robinson          Director, Chairman, President and           5,067                          *
                           Chief Executive Officer of Ligand;
                           Director of ALRT

William C. Shepherd        Director of Ligand; Director of            1,721(2)                        *
                           ALRT(2)

Susan E. Atkins            Vice President of Ligand, Investor          1,075                          *
                           Relations and Corporate
                           Communications

George M. Gill             Vice President of Ligand, Clinical          259(3)                         *
                           Research and Medical Affairs

Howard T. Holden           Vice President of Ligand,                     81                           *
                           Regulatory Affairs and Compliance

Paul V. Maier              Senior Vice President, Chief               3,263(4)                        *
                           Financial Officer and Treasurer of
                           Ligand

William L. Respess         Senior Vice President and General           8,093                          *
                           Counsel of Ligand; Secretary of
                           ALRT


Glenn F. Kiplinger         Director of ALRT                             300                           *

Marvin E. Rosenthale       President and Chief Executive               5,000                          *
                           Officer of ALRT

Dwight J. Yoder            Chief Financial Officer of ALRT               13                           *

        *       Less than one percent (1%)
        (1)     Based on 3,250,000 outstanding shares of Callable Common Stock.
        (2) Mr. Shepherd resigned from the Board of Directors of Ligand, effective October 3, 1997. Included in this amount are 1,156 shares of Callable Common Stock held in Tenancy-in-Common with Mr. Shepherd's wife.
        (3) Included in this amount are 196 shares of Callable Common Stock held as Community Property.
        (4) Included in this amount are 1,535 shares of Callable Common Stock held by Mr. Maier's wife and 153 shares of Callable Common Stock held in Tenancy-in-Common with Mr. Maier's wife.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                The ALRT Certificate sets forth the terms of the Transaction involving Ligand and ALRT. The ALRT Certificate provides Ligand with the Stock Purchase Option under which Ligand obtained the right to purchase all, but not less than all, of the issued and outstanding shares of Callable Common Stock. The basic terms of the Stock Purchase Option, as set forth in the ALRT Certificate, have been described in Items 1, 4 and
        6. See Items 1, 4 and 6 above.

                As of the date of this filing, Ligand and Allergan each own 50 percent of the issued and outstanding shares of Special Common Stock of ALRT. Section 4.4 of the ALRT Certificate provides that upon exercise of the Stock Purchase Option, the rights of the holders of Special Common Stock to, among other things, elect two directors of ALRT, approve certain extraordinary corporate transactions involving ALRT, and approve the transfer of any shares of Special Common Stock shall terminate. As the Stock Purchase Option has now been exercised by Ligand, such rights of the holders of Special Common Stock described in the foregoing sentence have accordingly terminated.

                Section 4.5 of the ALRT Certificate provides that ALRT may, on and after the exercise of the Stock Purchase Option, redeem all of the outstanding shares of Special Common Stock by paying in cash $1.00 per share for each redeemed share (the "Redemption Price"). At least 15 days before the date of redemption, a written redemption notice shall be given to each holder of Special Common Stock by first-class mail, postage prepaid, at the holder's address as shown on ALRT's records, stating: (i) all of the shares of Special Common Stock to be redeemed,
        (ii) the date fixed for the redemption (the "Redemption Date"), (iii) the Redemption Price, and (iv) the place of payment of the Redemption Price. On or before the date fixed for redemption, each holder of shares of Special Common Stock to be redeemed shall surrender the certificates representing these shares to ALRT at the place designated for payment in the redemption notice and shall then be entitled to receive payment of the Redemption Price. If the redemption notice is given in the manner provided in Article IV of the ALRT Certificate, and if on the Redemption Date the Redemption Price is available for payment, whether or not the certificates covering these shares are surrendered, all rights with respect to the redeemable shares shall terminate except the right of the holders to receive the Redemption Price without interest on the surrender of the certificates. Ligand has agreed to cause ALRT to redeem the shares of Special Common Stock held by Allergan immediately following the closing of the Stock Purchase Option.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

        (a)     Not applicable.

        (b)     Not applicable.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

        (a) Appraisal rights are not afforded to the holders of Callable Common Stock under either applicable law or the ALRT Certificate with respect to the exercise of the Stock Purchase Option, and no appraisal rights will be afforded by either Ligand or ALRT. Ligand is not aware of any rights available to objecting holders of Callable Common Stock under applicable law.

        (b) Ligand is unaware, after making reasonable inquiry of management of ALRT, of any grant of access to unaffiliated security holders to the corporate files of either ALRT or Ligand or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of either ALRT or Ligand.

        (c)     Not applicable.

ITEM 14. FINANCIAL INFORMATION.

        (a)(1) The Annual Report on Form 10-K for the fiscal year ending December 31, 1996 is the latest Annual Report filed by ALRT. Financial information extracted from ALRT's Form 10-Ks for the fiscal years ending December 31, 1995 and December 31, 1996 are attached to this Statement as Exhibits 99.1 and 99.2, respectively.

        (a)(2) The Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1997 is the latest Quarterly Report filed by ALRT. Financial information extracted from this Quarterly Report is attached to this Statement as Exhibit 99.3.

        (a)(3)  Not applicable.

        (a)(4) The book value per share of Callable Common Stock was $14.42 as of December 31, 1996, the most recent fiscal year end, and $5.48 as of September 30, 1997, the end of the most recent quarterly period.

        (b)     Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

        (a)     Not applicable.

        (b)     None.

ITEM 16. ADDITIONAL INFORMATION.

                Ligand does not believe that any additional information is necessary to make the required disclosures in this Statement, in light of the circumstances under which they are made, not materially misleading.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

       +(c) Amended and Restated Certificate of Incorporation of ALRT as filed with the Secretary of State of the State of Delaware on June 2, 1995.

       +(d)     Stock Purchase Option Notice of Exercise materials, including:
                (1) a cover letter from Ligand to the holders of Callable Common Stock; (2) the Notice of Exercise of Stock Purchase Option; and
                (3) the Letter of Transmittal.

       +99.1 Financial information extracted from ALRT's Form 10-K for the year ended December 31, 1995.

        99.2 Financial information extracted from ALRT's Form 10-K, as amended, for the year ended December 31, 1996.

        99.3 Financial information extracted from ALRT's Form 10-Q for the quarterly period ended September 30, 1997.


+ Previously Filed.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LIGAND PHARMACEUTICALS INCORPORATED



                                       By: /s/ Paul V. Maier
                                           --------------------------------
                                           Paul V. Maier
                                           Senior Vice President, Chief
                                           Financial Officer and Treasurer

Date: November 17, 1997



        The original Statement shall be signed by each person on whose behalf the Statement is filed or his authorized representative. If the Statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the person filing this Statement), evidence of the representative's authority to sign on behalf of such person shall be filed with the Statement. The name and title of each person who signs the Statement shall be typed or printed beneath his or her signature.